SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

The Board of Directors of Companhia Siderúrgica Nacional, complementing the Company’s resolution of March 28, 2013, which approved the payment of five hundred and sixty million reais (R$560,000,000.00) as Interest on Equity, with no monetary restatement, on a date to be defined by the Board of Directors, in fiscal year 2013, approved on this date the partial payment of said Interest on Equity, in the amount of one hundred and twenty-three million reais (R$123,000,000.00), as of April 25, 2013. The remaining amount will be paid with no monetary restatement on date(s) during 2013 fiscal year to be defined by the Board of Directors.

Shareholders of record at the depositary institution Banco Itaú S.A. on April 1, 2013, are entitled to receive the payment.

The corresponding gross amount is R$0.0843638 per share, subject to withholding income tax of 15%, except for shareholders exempt from same. Shareholders domiciled in a country where income tax is not applicable or where the maximum rate is below 20% will be subject to withholding income tax of 25%, pursuant to article 8 of Law 9779/99. Considering the withholding income tax of 15%, the net amount to be paid totals R$0.0717092 per share.

Pursuant to articles 12 and 15 of Law 9532/97, exempt entities that are covered by a judicial decision or measure that determines the non-retention and non-collection of said tax, particularly related to the payment of Interest on Equity, must submit to CSN’s Investor Relations Department, located at Av. Brigadeiro Faria Lima, 3400/19º andar, São Paulo – SP,  no later than April 22, 2013, at 6:00 p.m. (Brasília time): (i)  a copy of the judicial decision certified by the respective District Court; and (ii) a letter addressed to CSN, in which they expressly assume the commitment to: (a) inform, no later than 24 hours after they acknowledge the fact, of any changes or cancellation of said measure or decision; and (b) refund CSN with the tax and other fees that may be eventually charged as a result of said payment, within three (3) working days after the notification by CSN. Pension funds, insurance companies and FAPI, as well as insurance policies including coverage for survival, as of January 1, 2005, are waived from collecting withholding tax and, also, from separately paying Income Tax on income or gains from the investment of funds in provisions, technical reserves and benefit plan funds, pursuant to article 5, caput and sole paragraph, of  Law 11053/04, and shall no later than April 22, 2013, submit a letter addressed to CSN, located at Av. Brigadeiro Faria Lima, 3400/19º andar, São Paulo – SP,  in which they expressly declare and assume, that (a) the funds invested are included under the terms of said legal rule; (b) they will inform, immediately and in writing, in case the invested funds are not covered by the terms of said legal rule anymore; (c) they will refund the tax and other fees that may be charged from CSN due to the lack of retention of said tax, no later than 3 (three) working days after the notification by CSN.

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-Held Company

Interest on Equity Payment Instructions: Shareholders domiciled in Brazil will have the corresponding interest on equity available as of April 25, 2013, with no monetary restatement, at their banking addresses informed to the depositary institution, Itaú Corretora de Valores S.A. Shareholders under fiduciary custody will have their interest on equity credited in accordance with the procedures adopted by Stock Exchanges. Shareholders whose registration data does not include their Individual Taxpayer’s ID (CPF) or Corporate Taxpayers’ ID (CNPJ) or the Bank/Branch/Current Account information will have the amount available within three (3) working days as of the due updating of their respective registration at any branch of Banco Itaú S.A.

Service locations: Branches of Banco Itaú S.A., Shareholders Service Department, during banking hours.

São Paulo, April 17, 2013.

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.